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                                                                    EXHIBIT 93.3


                               HEICO ACQUISITIONS
                        5600 Three First National Plaza
                            Chicago, Illinois  60602

                                                       Telephone  (312) 419-8220
                                                         Facsimile (312)419-9417

                               February 14, 1997



Mr. Malcolm I. Glazer
Mr. Avram A. Glazer
Mr. Ronald C. Lassiter
Mr. Ronald W. Leffler, Jr.
Directors of
Zapata Corporation

Gentlemen:

       According to filings with the Securities and Exchange Commission, Zapata Corporation ("Zapata") has offered to purchase up to 15,000,000 shares of its outstanding Common Stock, $0.25 par value, (the "Shares"), at a price of $4.50 per share (the "Zapata Offer"). These filings reflect that there are 29,549,707 Shares outstanding. The Offer is scheduled to expire on Thursday, February 20, 1997.

       I believe that the value of the Shares is in excess of $4.50 per share. I am prepared to meet with the Board of Directors of Zapata in order to agree upon the terms of a transaction in which I or a company I control would acquire any or all (but not less than 50.1%) of the outstanding shares of Zapata for a purchase price of $5.50 per share.

       Such a transaction would be accomplished pursuant to a mutually acceptable acquisition agreement which would include, the withdrawal of the Zapata Offer, the Zapata Board's approval or other action (in order to negate the supramajority provisions in Zapata's Certificate of Incorporation and Bylaws and Section 203 of the Delaware General Corporation Law) and resignations of the current directors upon completion of the transaction.

       I am an investor and operator of companies through the Heico Companies ("Heico"). Heico currently controls more than 30 businesses with aggregate sales of over $1 billion. We are working to arrange the necessary funding and I am confident that these arrangements can be finalized concurrently with the execution of the acquisition agreement. In any event, Heico has available funding to complete the transaction.

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Mr. Malcolm I. Glazer
Mr. Avram A. Glazer
Mr. Ronald C. Lassiter
Mr. Robert W. Leffler, Jr.
February 14, 1997
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       I encourage the Directors of Zapata to satisfy their fiduciary obligations to all of the shareholders of Zapata and to favorably consider my proposal. I and my advisors are prepared to meet with you immediately to proceed with the preparation of the acquisition agreement. Please call me immediately and in any event not later than the close of business on Monday, February 17, 1997, to arrange a meeting.

                                                  Very truly yours,

                                                  /s/ Michael E. Heisley, Sr.

                                                  Michael E. Heisley, Sr.